FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

January 22, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on January 22, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group reported that that the South African Department of Mineral Resources has granted a 1,600 hectare (16 square kilometer) expansion of the prospecting permit covering the Waterberg discovery on the North Limb of the Bushveld Complex allowing anticipated drilling on the up dip portion of the Waterberg deposit to commence.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reported that the South African Department of Mineral Resources has granted a 1,600 hectare (16 square kilometer) expansion of the prospecting permit covering the Waterberg discovery on the North Limb of the Bushveld Complex allowing anticipated drilling on the up dip portion of the Waterberg deposit to commence.

Newly discovered in 2012, the Waterberg deposit is believed to continue up dip eastward towards surface, based on structural modeling, geophysics and satellite imagery. Previous drilling at Waterberg, on the boundary with the new permit, intersected the “T” layers at approximately 130 meters from surface and the “F” layers at approximately 300 meters deep. Ten drill rigs are now being moved eastward onto the new permit. Given the expected shallow nature of the deposit heading up dip, the Company expects that multiple boreholes will be completed quickly.

The Waterberg deposit has an initial resource of 6.6 million ounces 4E, (platinum, palladium, rhodium and gold, see details below). A resource update is in progress and is expected in Q1 of calendar 2013.

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Waterberg was named “Global Exploration Discovery of the Year” at the prestigious Mining Journal Outstanding Achievement Awards in December 2012, part of the Mines and Money conference in London.

R. Michael Jones, President and CEO of Platinum Group Metals, said “The expansion of the Waterberg property by grant of this new permit is very timely. Our equity financing for $180 million, which closed on January 4, 2013, included plans for a $10.0 million exploration program for the Waterberg Joint Venture. We are now able to focus a considerable drilling effort with 10 rigs. If the efforts on the new permit are successful on extending the deposit near to surface, additional drill rigs will be added. We are very excited about the potential at Waterberg”.

The Waterberg deposit is in a newly discovered part of the Bushveld Complex. The deposit is unusual in that it has thick layers coming near to surface, potentially amenable to mechanized mining. Recent announcements of mine closures based on declining Merensky layer availability, labour cost increases and depths are juxtaposed against the characteristics of the new open Waterberg discovery.

Platinum Group Metals has a 49.9% effective interest in the Waterberg Joint Venture and Japan Oil, Gas and Metals National Corporation (“JOGMEC”) has a 37% interest with the effective balance held by a BEE company. Platinum Group holds an effective 87% interest in further pending Prospecting Permit Applications over ground immediately to the north of the joint venture prospecting permits. Recent drill results include an intercept on the “F” layer of 16.5 meters grading 4.4 g/t 3E (1.32 g/t Pt, 2.87 g/t Pd and 0.21 g/t Au) at the northern joint venture boundary. The on strike extension prospecting permit applications are expected to be granted shortly. Results from the pending resource calculation update on the joint venture ground, combined with the current drilling, will allow for the planning of an additional exploration program northward along strike on the 87% owned permits.

Initial Resource Detail Waterberg Project (September 2012)

Layer	Tonnage	Thickness	Pt	Pd	Au	2PGE+Au	Pt:Pd:Au	2PGE+Au	Cu	Ni
	(Mt)	(m)	(g/t)	(g/t)	(g/t)	(g/t)	(%)	(Koz)	(%)	(%)
T1	10.49	2.85	0.77	1.27	0.51	2.55	30:50:20	863	0.17	0.10
T2	16.25	3.46	1.10	1.82	0.92	3.84	29:47:24	2 001	0.18	0.09
Total T-layer	26.74	3.19				3.33		2 864
FH	18.10	4.63	0.80	1.48	0.09	2.37	34:62:4	1 379	0.03	0.12
FP	23.20	5.91	1.01	2.00	0.13	3.14	32:64:4	2 345	0.04	0.11
Total F-layer	41.30	5.27				2.80		3 721
Total Project	68.04							6 586

Ken Lomberg, QP, See Report on www.sedar.com dated October 10, 2012 for detail

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About Platinum Group Metals Ltd.

Platinum Group is based in Johannesburg, South Africa and Vancouver, Canada with an experienced management team in precious metals discovery, mine development and operations. The Company’s main asset is a 74% interest in Project 1 near Rustenburg, South Africa, where a Phase 1 construction budget of US $100 million is nearing completion and Phase 2 full construction is commencing. WBJV Project 1 has an estimated steady state production of 275,000 ounces per year of platinum group metals. Platinum Group also has active exploration programs in Canada and South Africa.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release. He has satisfactorily verified the data supplied from the project team of qualified technical personnel, by property visits and interaction with the Independent Qualified Person for the resources at Waterberg. Quality assurance and control information is as reported previously.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO

For further information contact:

R. Michael Jones, President or
Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to commence full scale development at Project 1, estimates of steady state production at Project 1 and possible increased drilling, completion of boreholes and further exploration on the Company’s properties. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

January 22, 2013

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